UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER
8-70903

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/01/24___ AND ENDING ___06/30/25___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Golden Gate Global Financial, LLC, dba 3G Financial**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Crawfords Corner Road, Suite 4116

(No. and Street)

Holmdel	**NJ**	**07733**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	**609-642-6593**	**shayes@pattentraining.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**TX**	**75423**
(Address)	(City)	(State)	(Zip Code)

02/24/09	**3366**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Susan Hayes</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Golden Gate Global Financial, LLC, dba 3G Financial</u>, as of <u>June 30</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached Certificate

Notary Signature

Signature:
Susan Hayes

Title:
Chief Financial Officer/FinOp

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GOLDEN GATE GLOBAL FINANCIAL, LLC

d/b/a 3G Financial

Financial Statements and Reports of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2025

Golden Gate Global Financial, LLC (d/b/a 3G Financial)
Table of Contents
June 30, 2025



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Golden Gate Global Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Golden Gate Global Financial, LLC d/b/a 3G Financial as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Golden Gate Global Financial, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Golden Gate Global Financial, LLC's management. Our responsibility is to express an opinion on Golden Gate Global Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Golden Gate Global Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Golden Gate Global Financial, LLC's financial statements. The supplemental information is the responsibility of Golden Gate Global Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Golden Gate Global Financial, LLC's auditor since 2023.

Celeste, Texas
September 19, 2025

1

CPA America counts on CPAs®

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Financial Condition
June 30, 2025

ASSETS

Cash	$	62,042
Prepaid expenses		9,849
Receivable from Parent		1,842
Other assets		1,243
Total Assets	$	74,976

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	14,085
Payable to Affiliate		1,620
Total Liabilities		15,705
MEMBER'S EQUITY		59,271
Total Liabilities and Member's Equity	$	74,976

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Operations
For the Year Ended June 30, 2025

Revenues		
Private placement commissions	$	121,500
	$	121,500
Expenses		
Compensation and related expenses		245,613
Professional fees		87,775
Occupancy and equipment		18,600
Regulatory fees		4,939
Technology and communications		14,902
Other expenses		5,122
Total expenses		376,951
Net loss	$	(255,451)

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Changes in Member's Equity
For the Yer Ended June 30, 2025

Balance, June 30, 2024	$	89,722
Net loss		(255,451)
Capital contributions from Member		225,000
Balance, June 30, 2025	$	59,271

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Cash Flows
For the Year Ended June 30, 2025

Cash Flows from Operating Activities		
Net loss	$	(255,451)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Increase in prepaid expenses		(6,130)
Increase in receivable from Parent		(1,842)
Increase in other assets		(1,243)
Increase in accounts payable and accrued expenses		5,260
Increase in payable to Affiliate		1,620
Decrease in payable to Parent		(1,292)
Net cash used in operating activities		(259,078)
Cash Flows from Financing Activities		
Capital contributions from Member		225,000
Net cash provided by financing activities		225,000
Net Decrease in Cash		(34,078)
Cash, Beginning of Year		96,120
Cash, End of Year	$	62,042

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Notes to Financial Statements
For the Year Ended June 30, 2025

_____

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Golden Gate Global Financial, LLC d/b/a 3G Financial (the Company) was organized in October 2021, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a wholly-owned subsidiary of GGG Financial, LLC (Parent or Member), a California limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of acting as the managing broker-dealer in the distribution of securities in private placement offerings on a best-efforts basis to accredited investors who are also foreign nationals seeking lawful permanent residency in the U.S. through the EB-5 program.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of participating in the distribution of securities in private placement offerings on a best-efforts basis. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Notes to Financial Statements
For the Year Ended June 30, 2025
_____

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the Partnership tax return of its Parent; resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the members of the Parent; therefore, federal income taxes are not payable by, or provided for by, the Company.

The Company is subject to state income taxes.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control. The existence of that control could create operating results and financial positions different than if the entities were autonomous.

NOTE 4. OFFICE SPACE

The Company is a party to a Co-Working Membership Agreement (Agreement) with the owner of a building. Under the Agreement, the owner provides office space, workstations, utilities, internet access, office equipment, conference space, knowledge resources, and other services for $1,550 per month. The Agreement renews on November 30th each year, unless canceled by either party with 30 days notice. Rent expense for the year ended June 30, 2025 was $18,600. Future minimum payments under the Agreement total $7,750. The Company has elected to apply the short-term lease exception of ASC 842 to all leases with a term of one year or less.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Notes to Financial Statements
For the Year Ended June 30, 2025

_____

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025 the Company had net capital of $46,337 which was $41,337 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .34 to 1.

NOTE 6. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 7. GOING CONCERN

The Company has incurred losses since inception totaling approximately $1.5m, including $255,451 for the year ended June 30, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern. However, management has evaluated the Company's current financial situation and developed plans that are intended to alleviate this substantial doubt. These plans include earning revenues from acting as managing broker-dealer in the distribution of securities in private placement offerings and, if necessary, capital contributions from its Parent, which has committed to continue to support the Company until it generates sufficient revenue to fund its operations. Based on the successful implementation of these plans, management believes that the Company will have sufficient liquidity to meet its obligations as they come due and, therefore, has concluded that the substantial doubt about the Company's ability to continue as a going concern has been alleviated. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2025, through September 19, 2025, the date the financial statements were available for issuance. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

Supplemental Information

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2025

COMPUTATION OF NET CAPITAL

Total Member's equity	$	59,271
Less non-allowable assets:		
Prepaid expenses		9,849
Receivable from Parent		1,842
Other assets		1,243
Net capital	$	46,337

Aggregate Indebtedness

Accounts payable and accrued expenses	$	14,085
Payable to Affiliate		1,620
Total aggregate indebtedness	$	15,705

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of total aggregate indebtedness)	$	5,000
Excess net capital	$	41,337
Ratio of aggregate indebtedness to net capital		.34 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2025 FOCUS Report, Part IIA, Form X-17a-5. Accordingly, no reconciliation is necessary.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2025

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Schedule III
Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2025

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Golden Gate Global Financial, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Golden Gate Global Financial, LLC d/b/a 3G Financial (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Golden Gate Global Financial, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Golden Gate Global Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 19, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM



EXEMPTION REPORT

Golden Gate Global Financial, LLC (d/b/a 3G Financial, the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the period from July 1, 2024 through June 30, 2025, without exception.

_____

Golden Gate Global Financial, LLC

d/b/a 3G Financial

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: _*Susan Hayes*_____Date: September 19, 2025_____

Susan Hayes
Chief Financial Officer & FinOp
SEC Filing #8-70903
FINRA CRD #317740



DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual Report

Document Date: 09/22/2025

Number of Pages (including notarial certificate): 20

Commonwealth of Virginia

County of Prince William

The foregoing instrument was subscribed and sworn before me on 09/22/2025 by Susan Hayes.

who appeared before me online and produced a New Jersey Driver License as proof of identification.

Notary Signature

Kimberly Agyemang Fosu

My commission expires: 02/28/2029

COMMONWEALTH OF VIRGINIA • ELECTRONIC NOTARY PUBLIC

N

Kimberly Agyemang Fosu

REGISTRATION NUMBER

7848155

COMMISSION EXPIRES

February 28, 2029

Notarized remotely online using communication technology via Proof.